

December 29, 2023

Ronald P. Erickson
Chief Executive Officer
KNOW LABS, INC.
500 Union Street, Suite 810
Seattle, Washington 98101

   Re: KNOW LABS, INC.
    Registration Statement on Form S-3
    Filed December 22, 2023
    File No. 333-276246

Dear Ronald P. Erickson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Sawicki at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Jessica M. Lockett, Esq.